EXHIBIT 21.1

Subsidiaries of Rice Energy Inc. 1
(as of December 31, 2015)

Name of Subsidiary	Jurisdiction of Organization
Rice Energy Appalachia, LLC	Delaware
Rice Drilling B LLC	Delaware
Rice Drilling D LLC	Delaware
Rice Midstream Partners LP	Delaware
Rice Midstream OpCo LLC	Delaware
Rice Poseidon Midstream LLC	Delaware
Alpha Shale Resources LP	Delaware

1 The names of certain subsidiaries have been omitted since, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary as of the end of the year covered by this report, as defined under the Securities and Exchange Commission Regulation S-X 210.1-02(w).